UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the nine-month period ended September 30, 2012.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed with the Securities and Exchange Commission on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: December 20, 2012	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its subsidiaries. The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the "Commission") on March 16, 2012 and our Registration Statement on Form F-3ASR, filed with the Commission on September 7, 2010. See also the discussion in the section entitled "Forward Looking Statements" below.

Results of Operations
Nine-months ended September 30, 2012 compared to the nine-months ended September 30, 2011.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)

	Nine-months ended September 30,		Change
	2011	2012	Amount	%
REVENUES:
Voyage revenues (including amortization of above market acquired time charters)	$287,489	$215,121	$(72,368)	(25.2)%
Leasing revenues	106,889	-	(106,889)	(100.0)%
Service revenues (including amortization of above market acquired drilling contracts), net	355,102	712,152	357,050	100.5%
	749,480	927,273	177,793	23.7%
EXPENSES:
Voyage expenses	15,333	18,310	2,977	19.4%
Vessels, drilling rigs and drillships operating expenses	253,549	455,292	201,743	79.6%
Depreciation and amortization	192,001	250,615	58,614	30.5%
Vessel impairment charge	112,104	-	(112,104)	(100.0)%
Loss on sale of assets, net	2,597	1,001	(1,596)	(61.5)%
Gain from vessel insurance proceeds	(25,064)	-	25,064	(100.0)%
General and administrative expenses	86,592	106,475	19,883	23.0%
Legal settlements and other, net	-	(3,448)	(3,448)	-
Operating income	112,368	99,028	(13,340)	(11.9)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(97,157)	(155,631)	(58,474)	60.2%
Interest income	16,511	3,163	(13,348)	(80,8)%
Loss on interest rate swaps	(71,242)	(49,491)	21,751	(30.5)%
Other, net	7,588	1,399	(6,189)	(81.6)%
Total other expenses, net	(144,300)	(200,560)	(56,260)	39.0%

LOSS BEFORE INCOME TAXES	(31,932)	(101,532)	(69,600)	218.0%
Income taxes	(17,556)	(32,603)	(15,047)	85.7%

NET LOSS	(49,488)	(134,135)	(84,647)	171.0%
Less: Net (income)/loss attributable to non controlling interest	(13,811)	17,207	31,018	(224.6)%
NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(63,299)	$(116,928)	$(53,629)	84.7%

Revenues

Drybulk Carrier segment

Voyage revenues decreased by $92.3 million, or 33.1%, to $186.4 million for the nine-month period ended September 30, 2012, as compared to $278.7 million for the nine-month period ended September 30, 2011. A decrease of $85.0 million, or 30.5%, is attributable to lower hire rates during the nine-month period ended September 30, 2012, as compared to the relevant period in 2011. This decrease was slightly offset by the increase of $2.8 million, or 1.0% attributable to the increase in voyage days by 96 days, from 9,619 days to 9,715 days, during the nine-month period ended September 30, 2012, as compared to the nine-month period ended September 30, 2011, while the average number of vessels being operated during each period remained approximately the same. Amortization of above market acquired time charters increased by $9.3 million, or 3.3%, during the nine-month period ended September 30, 2012, as compared to the relevant period in 2011, relating to the vessels acquired in connection with the merger of OceanFreight Inc. during the third quarter of 2011.

Tanker segment

Voyage revenues increased by $20.0 million, or 229.9%, to $28.7 million for the nine-month period ended September 30, 2012, as compared to $8.7 million for the nine-month period ended September 30, 2011. The increase is attributable to a larger fleet in the first nine months of 2012 comprising of seven vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi and Lipari) as compared to a fleet comprising of three vessels (Saga, Vilamoura and Daytona) in the first nine months of 2011.

Offshore Drilling segment

Revenues from drilling contracts increased by $250.2 million, or 54.2%, to $712.2 million for the nine-month period ended September 30, 2012, as compared to $462.0 million for the nine-month period ended September 30, 2011. The increase is primarily attributable to the operation of the Ocean Rig Mykonos and the Ocean Rig Poseidon that commenced drilling activities after third quarter of 2011, which contributed $252.1 million in aggregate revenues during the nine-month period ended September 30, 2012, as compared to $16.9 million in aggregate revenues during the same period in 2011. Further, the Ocean Rig Olympia and the Ocean Rig Corcovado, which commenced drilling activities during the first and second quarters of 2011, respectively, contributed $203.2 million in aggregate revenues during the nine-month period ended September 30, 2012, as compared to $141.8 million in aggregate revenues during the same period in 2011, which were offset by decreased revenues amounting to an aggregate of $46.5 million contributed by the Leiv Eiriksson and the Eirik Raude, due to lower rates and utilization during 2012. The maximum day rates for the contracts on which our drilling units were employed during the nine-month period ended September 30, 2012, ranged between approximately $675,000 and $441,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the nine-month period ended September 30, 2011, ranged between approximately $647,000 and $415,000 per day. Revenues for the nine-month period ended September 30, 2012 also include $24.6 million for loss of hire insurance recovery related to Ocean Rig Corcovado.

Voyage expenses

Drybulk Carrier segment

Voyage expenses decreased by $0.9 million, or 6.0%, to $14.2 million for the nine-month period ended September 30, 2012, as compared to $15.1 million for the nine-month period ended September 30, 2011. The decrease is attributable to lower hire rates during the nine-month period ended September 30, 2012, as compared to the corresponding period in 2011 that resulted in lower brokerage and address commissions charged during the same period.

Tanker segment

Voyage expenses increased by $3.8 million, or 1,266.7%, to $4.1 million for the nine-month period ended September 30, 2012, as compared to $0.3 million for the nine-month period ended September 30, 2011. The increase is attributable to a larger fleet in the first nine months of 2012 comprising of seven vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi and Lipari), as compared to a fleet comprising of three vessels (Saga, Vilamoura and Daytona) in the first nine months of 2011.

Offshore Drilling segment

The Offshore Drilling segment did not incur any voyage expenses during the relevant periods.

Vessels, drilling rigs and drillships operating expenses

Drybulk Carrier segment

Vessels operating expenses decreased by $6.0 million, or 10.2%, to $52.7 million for the nine-month period ended September 30, 2012, as compared to $58.7 million for the nine-month period ended September 30, 2011. The decrease is mainly attributable to fewer drydockings as only two vessels drydocked during the first nine months of 2012, as compared to the costs incurred for six vessels during the relevant period in 2011.

Tanker segment

Vessels operating expenses increased by $6.0 million, or 98.4%, to $12.1 million for the nine-month period ended September 30, 2012, as compared to $6.1 million for the nine-month period ended September 30, 2011. The increase is attributable to a larger fleet in the first nine months of 2012 comprising of seven vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi and Lipari,) as compared to a fleet comprising of three vessels (Saga, Vilamoura and Daytona) in the first nine months of 2011.

Offshore Drilling segment

Drilling rigs and drillships operating expenses increased by $201.8 million, or 106.9%, to $390.5 million for the nine-month period ended September 30, 2012, compared to $188.7 million for the nine-month period ended September 30, 2011. The increase in operating expenses was mainly due to the commencement of drilling operations of the Ocean Rig Mykonos and the Ocean Rig Poseidon, resulting in operating expenses of $113.7 million in total during the nine-month period ended September 30, 2012, as compared to operating expenses of $8.0 million in total for the same period in 2011. In addition, for the nine-month period ended September 30, 2012, the operating expenses relating to the Leiv Eiriksson, the  Eirik Raude and the Ocean Rig Corcovado increased by $59.7 million, mainly due to a more extensive maintenance program and upgrades performed during the nine month period ended September 30, 2012. Furthermore, operating expenses related to the Ocean Rig Olympia increased by $25.5 million during the nine-month period ended September 30, 2012, due to the fact that the drillship operated for the entire period as compared to the nine-month period ended September 30, 2011, when the drillship operated for a shorter period. Further, a growing resource team of technicians contributed $10.8 million of operating expenses during the nine-month period ended September 30, 2012.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense decreased by $7.4 million, or 9.5%, to $70.9 million for the nine-month period ended September 30, 2012, as compared to $78.3 million for the nine-month period ended September 30, 2011. The decrease is attributable to the fleet renewal and the impairment charges incurred, which led to the decrease of the depreciable value of the vessels while the average number of vessels remained approximately the same, for the nine-month periods ended September 30, 2011 and 2012.

Tanker segment

Depreciation and amortization expense increased by $6.9 million, or 176.9%, to $10.8 million for the nine-month period ended September 30, 2012, as compared to $3.9 million for the nine-month period ended September 30, 2011. The increase is attributable to the delivery of the vessel Belmar during the fourth quarter of 2011 and the vessels Calida, Petalidi and Lipari during the first half of 2012.

Offshore Drilling segment

Depreciation and amortization expense for the drilling units increased by $59.1 million, or 53.8%, to $168.9 million for the nine-month period ended September 30, 2012, as compared to $109.8 million for the nine-month period ended September 30, 2011. The increase in depreciation and amortization expense was mainly attributable to the aggregate of $54.2 million of depreciation expense related to the depreciation of the Ocean Rig Poseidon and the Ocean Rig Mykonos, which were delivered during the third quarter of 2011, as compared to an aggregate of $6.0 million of depreciation expense for the same period in 2011. In addition, the Ocean Rig Olympia contributed $8.8 million more in depreciation expense in the nine-month period ended September 30, 2012 as compared to the same period of 2011, due to the Company's ownership of the drillship for the entire nine-month period in 2012. The Ocean Rig Corcovado also contributed $3.0 million in 2012 more due to upgrades performed in early this year.

Vessel impairment charge

Drybulk Carrier segment

During the nine-month period ended September 30, 2011, we recorded an aggregate impairment loss of $112.1 million related to the sale of five of our vessels (La Jolla, Conquistador, Brisbane, Samsara and Toro). No such loss was recorded during the relevant period in 2012.

Tanker segment

The Tanker segment did not incur any impairment loss during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment did not incur any impairment loss during the relevant periods.

Loss on sale of assets, net

Drybulk Carrier segment

Loss on sale of assets amounted to $1.0 million for the nine-month period ended September 30, 2012, due to the sale of three of our vessels Avoca, Padre and Positano, while for the relevant period in 2011 there was a loss on sale of assets amounting to $2.5 million, due to the sale of five of our vessels (Primera, La Jolla, Conquistador, Brisbane and Samsara).

Tanker segment

The Tanker segment did not incur any asset sales during the relevant periods.

Offshore Drilling segment

Gain on asset sales amounted to $0.04 million for the nine-month period ended September 30, 2012, while for the relevant period in 2011, there was a loss on sale of assets amounting to $0.1 million, related to disposal of office equipment.

Gain from vessel insurance proceeds

Drybulk Carrier segment

The Company, during the nine-month period ended September 30, 2011, recorded a gain of $25.1 million due to the insurance proceeds received for the total loss of the vessel Oliva.

Tanker segment

The Tanker segment did not record any insurance proceeds during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment did not record any insurance proceeds during the relevant periods

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses decreased by $11.9 million, or 23.3%, to $39.2 million for the nine-month period ended September 30, 2012, compared to $51.1 million for the nine-month period ended September 30, 2011. This decrease was mainly due to the decrease of $11.6 million in stock-based compensation.

Tanker segment

General and administrative expenses increased by $3.7 million, or 112.1%, to $7.0 million for the nine-month period ended September 30, 2012, compared to $3.3 million for the nine-month period ended September 30, 2011. The increase is attributable to a larger fleet in the first nine months of 2012 comprising of seven vessels (Saga, Vilamoura, Daytona, Belmar, Calida, Petalidi and Lipari) as compared to a fleet comprising of three vessels (Saga, Vilamoura and Daytona) in the first nine months of 2011.

Offshore Drilling segment

General and administrative expenses increased by $28.1 million, or 87.3%, to $60.3 million for the nine-month period ended September 30, 2012, as compared to $32.2 million for the nine-month period ended September 30, 2011. This increase is mainly due to increased costs related to the management of a larger fleet, as well as expenses related to the operation of the Company's office in Brazil that commenced operations in late 2011.

Legal settlements and other, net

Drybulk Carrier segment

For the drybulk carrier segment, a gain of $8.0 million was realized for the nine-month period ended September 30, 2012, mainly due to compensation received from charterers as a result of the earlier redelivery of a number of vessels during 2012. No such gains were incurred during the relevant period in 2011.

Tanker segment

The Tanker segment did not incur such gains or losses during the relevant periods.

Offshore Drilling segment

The amount of $4.5 million consists of $6.4 million (loss) in legal settlements which is mainly related to a claim settlement related to import/export taxes duties in Angola that was settled during the second quarter of 2012, offset by a $1.9 million gain related to a settlement of an old dispute with one of our contractors.  No such items included in the relevant period of 2011.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs increased by $5.9 million, or 9.0%, to $71.2 million for the nine-month period ended September 30, 2012, as compared to $65.3 million for the nine-month period ended September 30, 2011. The increase is mainly due to increased finance costs resulting from higher interest rates and increased amortization of our convertible senior notes compared to the corresponding period in 2011.

Tanker segment

Interest and finance costs amounted to $1.4 million for the nine-month period ended September 30, 2012, while for the nine-month period ended September 30, 2011, the major part of interest and finance costs were capitalized to vessels under construction. The increase is mainly due to increased finance costs resulting from higher average debt due to the delivery of the vessel Belmar in the fourth quarter of 2011 and the vessels Calida, Petalidi and Lipari in 2012.

Offshore Drilling segment

Interest and finance costs increased by $51.1 million, or 160.2%, to $83.0 million for the nine-month period ended September 30, 2012, as compared to $31.9 million for the nine-month period ended September 30, 2011. The increase is mainly associated with a higher level of debt during the nine-month period ended September 30, 2012, as compared to the corresponding period of 2011. In addition capitalized interest and amortization of financing costs decreased by $17.7 million and $5.7 million, respectively.

Interest income

Drybulk Carrier segment

Interest income decreased by $3.2 million, or 53.3%, to $2.8 million for the nine-month period ended September 30, 2012, as compared to $6.0 million for the nine-month period ended September 30, 2011. The decrease was mainly due to a decreased average cash balance and lower interest rates on our deposits during 2012, as compared to 2011.

Tanker segment

The Tanker segment did not earn any interest income during the relevant periods.

Offshore Drilling segment

Interest income decreased by $10.1 million, or 96.4%, to $0.4 million for the nine-month period ended September 30, 2012, compared to $10.4 million for the nine-month period ended September 30, 2011. The decrease was mainly due to lower interest rates on our deposits during 2012 as compared to 2011.

Loss on interest rate swaps

Drybulk Carrier segment

Losses on interest rate swaps decreased by $23.7 million, or 63.9%, to $13.4 million for the nine-month period ended September 30, 2012, as compared to $37.1 million for the nine-month period ended September 30, 2011. The loss for the nine-month period ended September 30, 2012, was mainly due to mark to market losses of outstanding swap positions.

Tanker segment

Losses on interest rate swaps amounted to $4.0 million for the nine-month period ended September 30, 2012. The Tanker segment did not incur any gain/(loss) on interest rate swaps during the relevant period in 2011 because the Company entered into swap agreements for this segment in 2012.

Offshore Drilling segment

Losses on interest rate swaps decreased by $2.1 million, or 6.1%, to $32.1 million for nine-month period ended September 30, 2012, as compared to $34.2 million for the nine-month period ended September 30, 2011. The loss for the nine-month period ended September 30, 2012, was mainly due to mark to market losses of outstanding swap positions. During the nine-month period ended September 30, 2012, discontinued cash flow hedges amortization increased by $13.1 million due to repayment of the Company's $1.04 billion credit facility.

Other, net

Drybulk carrier segment

Other, net decreased by $3.8 million, or 82.6%, to a gain of $0.8 million for the nine-month period ended September 30, 2012, compared to a gain of $4.6 million for the nine-month period ended September 30, 2011. The decrease is mainly attributable to the gain from the sale of $57.0 million of senior notes of Ocean Rig UDW Inc. ("Ocean Rig"), during the nine-month period ended September 30, 2011, as compared to the sale of $18.0 million of senior notes of Ocean Rig in the relevant period in 2012.

Tanker segment

Other, net amounted to a loss of $0.04 million for the nine-month period ended September 30, 2012. No such loss was recorded during the relevant period in 2011.

Offshore Drilling segment

Other, net decreased by $2.4 million, or 80.6% to a gain of $0.6 million for the nine-month period ended September 30, 2012, compared to a gain of $3.0 million for the nine-month period ended September 30, 2011. The decrease is mainly due to foreign currency exchange rate differences.

Income taxes

Drybulk Carrier segment

We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment

We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.

Offshore Drilling segment

Income taxes increased by $15.0 million, or 85.2%, to $32.6 million for the nine-month period ended September 30, 2012, compared to $17.6 million for the nine-month period ended September 30, 2011. Because our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of September 30, 2012, we had cash and cash equivalents of $617.9 million and $368.9 million of restricted cash related to (i) bank deposits which are used to fund the loan installments coming due, (or "retention accounts"); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents, (or "minimum liquidity").

Our cash and cash equivalents increased by $366.8 million, or 146.1%, to $617.9 million as of September 30, 2012, compared to $251.1 million as of December 31, 2011 and our restricted cash decreased by $36.7 million, or 9.0%, to $368.9 million as of September 30, 2012, compared to $405.6 million as of December 31, 2011. The increase in our cash and cash equivalents was mainly due to the net proceeds of borrowings under our senior secured credit facilities and Ocean Rig senior notes amounting to $966.1 million in the aggregate, proceeds of $18.7 million, in connection with the sale of senior notes of Ocean Rig, the net proceeds of $116.8 million from the sale of assets, the net proceeds of $180.5 million in connection with our sale of common shares of Ocean Rig owned by us and cash from operations of approximately $213.7 million, which were partly offset by loan repayments and prepayments of $786.7 million, payments of financing costs amounting to $29.8 million, advances for vessels and drilling units under construction amounting to $93.5 million and $255.8 million paid in connection with vessel and drilling rig acquisitions and improvements. The decrease in restricted cash was primarily due to the release of cash collateral of approximately $36.7 million pursuant to the terms of amendments to our credit facilities. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $202.9 million as of September 30, 2012, compared to a working capital deficit of $186.2 million as of December 31, 2011. The increase in our working capital by $389.1 million for the nine-month period ended September 30, 2012 is primarily due to the increase in cash and cash equivalents described above. We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt or equity issuances.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at-the-market sales, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, the maintenance of the quality of our vessels, compliance with international shipping standards, environmental laws and regulations, the funding of working capital requirements, principal repayments on outstanding loan facilities and the payment of dividends.

As of September 30, 2012, we had total indebtedness of $4.6 billion under our senior secured credit facilities and senior secured and unsecured notes, excluding unamortized financing fees.

Please refer to the discussion on Long-term Debt as detailed in Note 8 of the Company's Consolidated Financial Statements included in the Annual Report Form 20-F (File No. 001-33922) for the year ended December 31, 2011 filed with the Commission on March 16, 2012 and Note 8 of the unaudited interim condensed consolidated financial statements included herein.

Cash flow

Net cash provided by operating activities was $213.7 million for the nine-month period ended September 30, 2012. In determining net cash provided by operating activities for the nine-month period ended September 30, 2012, net loss was adjusted for the effects of certain non-cash items including $250.6 million of depreciation and amortization, $1.0 million of loss on sale of assets, $15.8 million of amortization and write-off of deferred financing costs, $28.6 million of amortization of deferred convertible senior debt costs and $10.4 million of non-cash stock based compensation expenses. Moreover for the nine-month period ended September 30, 2012, net loss was also adjusted for the effects of non-cash items such as the gain in the change in fair value of derivatives of $28.8 million, amortization of discontinued cash flow hedges of $22.9 million and amortization of above market value acquired time charters of $11.3 million. Net loss was also adjusted for the decrease in security deposits amounting to $32.6 million and a gain on sale of senior notes of Ocean Rig of $0.7 million. The Company had net cash inflows for working capital of approximately $4.1 million for the nine-month period ended September 30, 2012. Net cash provided by operating activities was $291.9 million for the nine-month period ended September 30, 2011.

Net cash used in investing activities was $177.1 million for the nine-month period ended September 30, 2012. The Company made payments of $93.5 million for advances for vessels and drilling units under construction and $255.8 million for vessels and drilling rig acquisitions and improvements. These cash outflows were offset by the decrease of $36.7 million in the amount of cash deposits required by our lenders, proceeds of $18.7 million in connection with the sale of senior notes of Ocean Rig and the net proceeds of $116.8 million from the sale of assets. Net cash used in investing activities was $1,653.8 million for the nine-month period ended September 30, 2011.

Net cash provided by financing activities was $330.1 million for the nine-month period ended September 30, 2012, consisting mainly of the borrowings of $966.1 million under our long term credit facilities and Ocean Rig senior notes and the net proceeds of $180.5 million in connection with the sale of common shares of Ocean Rig owned by us, which were offset by $29.8 million in payments for financing costs, repayments and prepayments of $786.7 million of debt under our long-term credit facilities. Net cash provided by financing activities was $1,369.3 million for the nine-month period ended September 30, 2011.

Financing activities

Long-term debt

As of September 30, 2012, the Company was in compliance with its financial covenants or had the ability to remedy breaches of the financial covenants contained in its credit facilities. As of September 30, 2012, we were not in compliance with certain loan-to-value ratios contained in certain of our original loan agreements under which a total of $157.3 million was outstanding as of that date. These loan-to-value ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, loan-to-value shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall. As a result, we calculated the amount of the shortfall that may be requested by our lenders as a prepayment to satisfy the loan-to-value ratio to be $77.2 million, as of September 30, 2012, which is classified, together with the scheduled loan repayments under current liabilities in the accompanying consolidated balance sheet as of September 30, 2012. For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Financial Covenants under Secured Credit Facilities" in our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Commission on March 16, 2012.

If we fail to obtain a waiver of any covenant breach or remedy any such breach within the required time period or comply with the applicable covenants in the original loan agreements, as applicable, our lenders could accelerate our indebtedness and foreclose on their liens on our vessels. In addition, if conditions in the drybulk charter, tanker and offshore drilling markets decline from current levels and the market value of our vessels declines even further, we may seek to restructure our outstanding indebtedness.  For more information, see Note 8 to our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2012.

As of September 30, 2012, we had $2.3 billion of remaining installment payments under our drybulk, tanker and drillship newbuilding contracts. We have not obtained financing for our four newbuilding Panamax drybulk vessels, two newbuilding Capesize drybulk vessels, five newbuilding tanker hulls and four newbuilding drillships. We plan to finance these capital expenditures, amounting to $2,160.0 million in the aggregate, with new debt or equity financing.

As of September 30, 2012, we had a total of $4.5 billion in debt outstanding (net of financing fees) under our credit facilities with various institutions and our senior notes. The table below reflects the classification of certain debt repayments scheduled to be due after September 30, 2012, as payable by such date indicated below.

Twelve months ending	Total
September 30, 2013	$383,961
September 30, 2014	303,667
September 30, 2015	1,007,920
September 30, 2016	1,448,309
September 30, 2017 and thereafter	1,486,202
4,630,059
Less: Financing fees	(176,540)
$4,453,519

 Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Contingencies

The following table sets forth our contractual obligations and their maturity dates as of September 30, 2012:

Obligations	Total	1st year	2nd year	3rd year	4th year	5th year and thereafter
(In thousands of Dollars)
Shipbuilding contracts-Vessels (1)	$653,315	$470,615	$158,900	$23,800	$-	$-
Shipbuilding contracts-Drillships (2)	1,687,327	569,009	731,218	387,100	-	-
Retirement Plan Benefits (3)	2,460	91	130	130	188	1,921
Operating leases (4)	2,577	1,307	1,270	-	-	-
Office space rent (5)	108	31	31	31	15	-
Total	$2,345,787	$1,041,053	$891,549	$411,061	$203	$1,921

(1)
As of September 30, 2012, aggregate amounts of $11.6 million, $27.1 million, $60.6 million and $73.6 million had been paid to the applicable shipyard for the construction cost of four newbuilding Panamax drybulk vessels, two newbuilding Capesize drybulk vessels, four newbuilding VLOC drybulk vessels and five newbuilding tanker hulls, respectively.

(2)
As of September 30, 2012, our majority-owned subsidiary Ocean Rig had made an aggregate of $758.9 million of construction and construction-related payments relating to the Company's four seventh generation drillships under construction and, as of September 30, 2012, has remaining total construction and construction-related payments for these seventh generation newbuilding drillships of approximately $1,687.3 million in aggregate.

(3)
Ocean Rig has three defined benefit plans for its employees managed and funded through Norwegian life insurance companies at September 30, 2012. The pension plans covered 47 employees by September 30, 2012. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.

(4)
We entered into two three-year office lease agreements with an unrelated party, which commenced on September 1, and October 1, 2011, respectively. These leases include an option for an additional two and three year term, respectively, which must be exercised at least six months prior to the end of the term of the contracts which expire in September and October 2014, respectively. Ocean Rig also entered a three year office lease with a third party in Nicosia Cyprus, which commenced on September 1, 2010. The lease agreements relating to office spaces are considered to be operational lease contracts.

(5)	We lease office space in Athens, Greece, from a son of Mr. George Economou, our Chairman, President and Chief Executive Officer.

Recent Developments

• On October 24, 2012, we entered into a secured credit facility of up to $107.7 million to partially finance the construction costs relating to the newbuilding tankers Alicante, Mareta and Bordeira which are scheduled for delivery in November 2012 and January 2013. The facility bears interest at LIBOR plus a margin and is repayable in twelve semi-annual installments. The facility is secured with guarantee from the Company.

•     On November 15, 2012, Ocean Rig entered into a drilling contract for the seventh generation drillship under construction scheduled to be delivered in November 2013, the Ocean Rig Athena, with Conocophillips. The contract is for a three-year period for drilling offshore Angola, with an estimated backlog of approximately $745 million. The contract is expected to commence upon delivery of the drillship from the shipyard. Under the contract, Conocophillips has options to extend the contract for up to two years beyond the initial three-year contract period.

•     On November 28, 2012, Ocean Rig entered into a drilling contract for the drillship Ocean Rig Poseidon with ENI. The contract is for a three-year period for drilling offshore Angola, with an estimated backlog of approximately $780 million. The contract is expected to commence on the second quarter of 2013. Under the contract, ENI has options to extend the contract for up to two years beyond the initial three-year contract period.

Significant Accounting policies

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report Form 20-F (File No. 001-33922) for the year ended December 31, 2011 filed with the Commission on March 16, 2012.

Changes in Accounting Policies

Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the nine-month period ended September 30, 2012.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	the Company's ability to enter into new contracts for drilling rigs and drillships and future utilization rates and contract rates for drilling rigs and drillships;

•
future capital expenditures and investments in the construction, acquisition and refurbishment of drilling rigs and drillships (including the amount and nature thereof and the timing of completion thereof);

•	statements about drybulk and tanker shipping market trends, including charter rates and factors affecting supply and demand;

•	the Company's ability to obtain additional financing and comply with covenants in such financing arrangements;

•	expectations regarding the availability of vessel acquisitions; and

•	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although DryShips believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, DryShips cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling unit and tanker values, failure of a seller to deliver one or more drilling units, tankers or drybulk vessels, failure of a buyer to accept delivery of a drilling unit, tanker or vessel, inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips' voyage and operating expenses, including bunker prices, dry-docking and insurance costs, vessel breakdowns and instances of off-hires, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2011 and September 30, 2012 (unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2011	September 30, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$251,143	$617,865
Restricted cash	72,765	42,970
Trade accounts receivable, net of allowance for doubtful receivables of $18,420 and $14,685	139,971	158,110
Due from related parties (Note 3)	26,146	38,346
Financial instruments (Note 9)	-	4,505
Other current assets (Note 4)	80,052	102,559
Total current assets	570,077	964,355

FIXED ASSETS, NET:
Advances for vessels and drillships under construction and acquisitions (Note 5)	1,027,889	1,025,520
Vessels, net (Note 6)	1,956,270	2,087,628
Drilling rigs, drillships, machinery and equipment, net (Note 6)	4,587,916	4,486,096
Total fixed assets, net	7,572,075	7,599,244

OTHER NON-CURRENT ASSETS:
Restricted cash	332,801	325,959
Intangible assets, net	9,062	7,980
Above-market acquired time charters	40,102	28,776
Other non-current assets (Note 7)	97,572	82,665
Total other non-current assets	479,537	445,380
Total assets	$8,621,689	$9,008,979

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$429,149	$374,634
Accounts payable and other current liabilities	58,774	72,986
Accrued liabilities	119,838	154,957
Due to related parties (Note 3)	7,518	3,627
Deferred revenue	40,880	52,989
Financial instruments (Note 9)	100,104	102,236
Total current liabilities	756,263	761,429

NON-CURRENT LIABILITIES
Long-term debt, net of current portion (Note 8)	3,812,686	4,078,885
Financial instruments (Note 9)	102,346	75,949
Deferred revenue	9,172	54,405
Other non-current liabilities	2,560	18,789
Total non-current liabilities	3,926,764	4,228,028

COMMITMENTS AND CONTINGENCIES (Note 12)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2011 and September 30, 2012; 100,000,000 shares designated as Series A Convertible preferred stock; 0 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2011 and September 30, 2012, respectively	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2011 and September 30, 2012; 424,762,094 and 424,762,244 shares issued and outstanding at December 31, 2011 and September 30, 2012, respectively (Note 10)	4,247	4,247
Treasury stock; $0.01 par value; 1,000,000 and 11,000,000 shares at December 31, 2011 and September 30, 2012, respectively (Note 10)	(10)	(110)
Additional paid-in capital (Note 10)	2,908,950	2,834,524
Accumulated other comprehensive loss (Note 13)	(28,610)	(9,210)
Retained earnings	260,751	143,823
Total Dryships Inc. stockholders' equity	3,145,328	2,973,274
Non controlling interests (Note 17)	793,334	1,046,248
Total stockholders' equity	3,938,662	4,019,522
Total liabilities and stockholders' equity	$8,621,689	$9,008,979

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2011 and 2012
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine-month period ended
	September 30,
	2011	2012
REVENUES:
Voyage revenues (including amortization of above market acquired time charters)	287,489	215,121
Leasing revenues	106,889	-
Service revenues (including amortization of above market acquired drilling contracts), net	355,102	712,152
Total Revenues (Note 15)	$749,480	$927,273

EXPENSES:
Voyage expenses	15,333	18,310
Vessels, drilling rigs and drillships operating expenses	253,549	455,292
Depreciation and amortization	192,001	250,615
Loss on sale of assets, net (Note 6)	2,597	1,001
Vessel impairment charge	112,104	-
Gain from vessel insurance proceeds	(25,064)	-
General and administrative expenses	86,592	106,475
Legal settlements and other, net (Note 12)	-	(3,448)
Operating income	112,368	99,028

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 14)	(97,157)	(155,631)
Interest income	16,511	3,163
Loss on interest rate swaps (Note 9)	(71,242)	(49,491)
Other, net	7,588	1,399
Total other expenses, net	(144,300)	(200,560)

LOSS BEFORE INCOME TAXES	(31,932)	(101,532)
Income taxes (Note 18)	(17,556)	(32,603)
NET LOSS	(49,488)	(134,135)

Less: Net (income)/loss attributable to non controlling interest	(13,811)	17,207
NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(63,299)	$(116,928)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS (Note 16)	$(67,765)	$(116,928)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 16)	$(0.19)	$(0.31)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 16)	348,286,721	380,152,244

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)
For the nine-month periods ended September 30, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Nine-month period ended September 30,
	2011	2012
- Net loss	$(49,488)	$(134,135)
Other comprehensive income/(loss:)
- Unrealized gain/(loss) on Senior Notes	(754)	2,059
- Reclassification of gain associated with Senior Notes to Consolidated Statement of Operations	(1,406)	(709)
- Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	9,816	22,904
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	230	411
- Actuarial losses	(489)	(553)
Other comprehensive income	$7,397	$24,112

Comprehensive loss	(42,091)	(110,023)
- Less: comprehensive (income)/loss attributable to non controlling interests	(15,925)	9,626
Comprehensive loss attributable to Dryships Inc.	$(58,016)	$(100,397)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2011 and 2012
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine-month period ended September 30,
	2011	2012
Net Cash Provided by Operating Activities	$291,899	$213,730

Cash Flows from Investing Activities:
Vessel insurance proceeds	58,200	-
Business acquisition, net of cash	(25,608)	-
Proceeds from sale of notes	-	18,709
Vessels/drilling rigs acquisitions, improvements and other fixed assets	(15,945)	(255,843)
Advances for vessel acquisitions/drillships under construction	(2,106,440)	(93,480)
Decrease in restricted cash	337,231	36,637
Proceeds from sale of vessels, net of costs	98,736	116,842
Net Cash Used in Investing Activities	(1,653,826)	(177,135)

Cash Flows from Financing Activities:
Proceeds from long-term credit facility and senior notes	2,487,585	966,103
Net proceeds from sale of shares of subsidiary	-	180,485
Payments of long-term credit facility	(1,083,415)	(786,711)
Payment of financing costs	(34,814)	(29,750)
Net Cash Provided by Financing Activities	1,369,356	330,127
Net increase in cash and cash equivalents	7,429	366,722
Cash and cash equivalents at beginning of period	391,530	251,143
Cash and cash equivalents at end of period	$398,959	$617,865

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands.  The Company is a provider of international seaborne drycargo and oil transportation services and deepwater drilling services.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

Certain prior period amounts have been reclassified to conform to the current year presentation including: a) the reclassification of part of deferred mobilization expenses and deferred revenue from current assets and current liabilities, respectively, to non-current assets and non-current liabilities, b) the reclassification of foreign exchange gains/losses in the Statement of operations from "General and administrative expenses" to "Other, net" and c) the reclassification of consultancy fees in the Statement of operations from "Interest and finance costs" to " General and administrative expenses ".

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2012, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

2. Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 16, 2012 (the "Consolidated Financial Statements for the year ended December 31, 2011"). There have been no material changes to these policies in the nine-month period ended September 30, 2012, except for additional accounting policies, which are as follows:

Short-term investments—Short-term investments generally represent investments in time deposits, which have maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

Voyage charter: Voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period.

Voyage related and vessel operating costs: Voyage expenses, primarily consisting of commissions, port, canal and bunker expenses that are unique to a particular charter, are paid for by the Company under voyage charter arrangements, except for commissions, which are either paid for by the Company or are deducted from the freight revenue. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed statements of operations are as follows:

	December 31, 2011	September 30, 2012
Balance Sheet
Due to related party - Cardiff	$(671)	$(1,424)
Due to related party - Tri-Ocean Heidmar	(43)	(43)
Due to related party - TMS Dry	(6,804)	-
Due to related party -Vivid	-	(2,160)
Due to related party - Total	(7,518)	(3,627)

Due from related party - TMS Bulkers	19,579	28,862
Due from related party - TMS Tankers	6,324	9,376
Due from related party - Sigma and Blue Fin pools	243	108
Due from related party - Total	26,146	38,346

Advances for vessels and drillships under construction - Cardiff/TMS Bulkers/ TMS Tankers, for the year/ period	8,484	5,901
Vessels, drilling rigs, drillships, machinery and equipment, net - Cardiff/TMS Bulkers/TMS Tankers, for the year/period	9,195	7,471
Accounts payable and other current liabilities - Sigma and Blue Fin pools	(111)	(79)
Trade Accounts Receivable- Accrued Receivables- Sigma and Blue Fin pools	549	1,441
Other current assets - Sigma and Blue Fin pools	3,635	5,559
Other non-current assets - Sigma and Blue Fin pools	675	550
Other non-current assets - TMS Dry	$4,140	$-

	Nine-month period ended September 30,
Statement of Operations	2011	2012
Voyage Revenues - Sigma and Blue Fin pools	8,748	23,019
Voyage expenses - TMS Tankers	(109)	(354)
Voyage expenses - TMS Bulkers	(3,423)	(2,516)
Voyage expenses - TMS Dry	(67)	-
Voyage expenses – Cardiff Tankers	-	(68)
Loss on sale of assets, net - commissions - TMS Bulkers	(1,020)	(1,180)
General and administrative expenses:
- Consultancy fees - Fabiana	(2,870)	(2,607)
- Consultancy fees - Vivid	(5,675)	(12,279)
- Consultancy fees - Basset	-	(2,314)
- Management fees - TMS Tankers	(1,460)	(3,693)
- Management fees - TMS Bulkers	(20,950)	(19,901)
- Management fees - TMS Dry	(481)	-
- Rent	(19)	(32)
- Amortization of CEO stock based compensation	(21,041)	(9,480)
           (Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Tankers Ltd.:
Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010 and each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. ("TMS Tankers" and together with TMS Bulkers, the "Managers"). The Managers are beneficially majority owned by George Economou.

TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010 through December 31, 2010, of Euro 1,500 ($1,928 based on the Euro/U.S. Dollar exchange rate at September 30, 2012) per vessel per day, which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 per vessel per day ($1,985 based on the Euro/U.S. Dollar exchange rate at September 30, 2012).

If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $643 based on the Euro/U.S. Dollar exchange rate as of September 30, 2012) per day.

TMS Tankers provides comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers is entitled to a construction supervisory fee of 10% of the budgeted cost of the vessels under construction, payable up front in lieu of the fixed management fee. Once the vessel is operating, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,185 based on the Euro/U.S. Dollar exchange rate at September 30, 2012), payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751($2,250 based on the Euro/U.S. Dollar exchange rate at September 30, 2012).

Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee; (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.

In the event that the management agreements are terminated for any reason other than a default by the Managers, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of the Company's ownership the Company will be required to pay the Managers a termination payment, representing an amount equal to the estimated remaining fees payable to the Managers under the then current term of the agreement, which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

Each management agreement has an initial term of five years and will be automatically renewed for a five year period and thereafter extended in five year increments, unless the Company provides notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

Transactions with TMS Bulkers and TMS Tankers in Euros were settled on the basis of the average Euro/U.S. Dollar exchange rate on the invoice date.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties - continued:

TMS Dry Ltd.: OceanFreight Inc. ("OceanFreight") which was acquired by the Company through a merger on August 24, 2011, had contracted the technical and commercial management of its drybulk vessels to TMS Dry Ltd. ("TMS Dry"), a related party entity beneficially majority owned by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou.

TMS Dry was engaged under separate vessel management agreements directly by OceanFreight's wholly-owned, vessel-owning subsidiaries. Under the vessel management agreements, OceanFreight paid a daily management fee per vessel, covering also a superintendent's fee per vessel plus expenses for any services performed relating to the evaluation of the vessel's physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees were adjusted upwards according to the Greek consumer price index. Such increase could not be less than 3% and more than 5%. In the event that the management agreements were terminated for any reason other than TMS Dry's default, OceanFreight was required (i) to pay management fees for a further period of three calendar months as from the date of termination; and (ii) to pay an equitable proportion of any severance crew costs which materialize as per applicable Collective Bargaining Agreement (CBA). TMS Dry was entitled to a daily management fee per vessel of Euro 1,500 ($1,928 based on the Euro/U.S. Dollar exchange rate at September 30, 2012) for the drybulk vessels. TMS Dry was also entitled to (i) a discretionary incentive fee; (ii) extra superintendents' fees of Euro 500 ($643 based on the Euro/U.S. Dollar exchange rate at September 30, 2012) per day; (iii) a commission of 1.25% on charter hire agreements; and (iv) a commission of 1% of the purchase price on sale or purchases of vessels in OceanFreight's fleet. Furthermore, TMS Dry was entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budgeted cost.

On July 25, 2011, OceanFreight, TMS Dry and TMS Bulkers entered into an agreement providing for the termination of the management agreements with TMS Dry upon completion of the merger. Under this agreement TMS Dry received (a) $6,600 due to the change of control and waived its contractual entitlement to seek fees for three years; and (b) $2,400 commission due to the merger transaction. Pursuant to addendum No.1 to the management agreement, dated November 3, 2011, it was agreed, among other things, that the management agreements with TMS Dry would be terminated on December 31, 2011. Effective January 1, 2012, the Company novated the management agreements for each of the eleven OceanFreight vessels and hulls to TMS Bulkers on terms identical to those in the previous management agreements with TMS Dry.

Transactions with TMS Dry in Euros were settled on the basis of the average Euro/USD exchange rate on the invoice date.

Global Services Agreement: On December 1, 2010, the Company entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which the Company has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company's majority-owned subsidiary, Ocean Rig UDW Inc. ("Ocean Rig"). Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of Ocean Rig, including Ocean Rig's drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of Ocean Rig, including the Company's drilling units. In consideration of such services, the Company pays Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. For the nine-month periods ended September 30, 2011 and 2012, the Company incurred costs of $6,544 and $4,198, respectively, as fees related to the Global Services Agreement, of which $1,650 and $4,142, respectively, were related to employment arrangements and $4,894 and $56 were related to sale and purchase activities.

Transactions with Cardiff in Euros were settled on the basis of the average Euro/USD exchange rate on the invoice date.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties - continued:

George Economou: As the Company's Chairman, Chief Executive Officer ("CEO") and principal shareholder, with a 14.2% shareholding, George Economou has the ability to exert influence over the operations of the Company. In April 2012, companies affiliated with the Company's Chairman and CEO purchased a total of 2,185,000 common shares of Ocean Rig in the public offering by Ocean Rig of common shares of Ocean Rig owned by DryShips, that was completed on April 17, 2012 (Note 10).

Fabiana Services S.A.: Under the consultancy agreements effective from February 3, 2005, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Republic of the Marshall Islands, Fabiana provides consultancy services relating to the services of George Economou in his capacity as Chief Executive Officer of the Company (Note 11).

On January 25, 2010, the Compensation Committee approved a bonus in the form of 4,500,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of George Economou for CEO services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011 respectively; and 1,500,000 shares to vest on December 31, 2012. In addition, the annual remuneration to be awarded to Fabiana under the consultancy agreement was increased to Euro 2.7 million ($3.5 million based on the Euro/U.S. Dollar exchange rate as of September 30, 2012).

On January 12, 2011, the Compensation Committee approved a bonus of $4 million and 9,000,000 shares of the Company's common stock payable for CEO services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011 through 2018, respectively.

Basset Holdings Inc.: Under the Consultancy Agreement effective from June 1, 2012, between Ocean Rig and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Anthony Kandylidis in his capacity as Executive Vice-President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.2 million based on the Euro/U.S. Dollar exchange rate as of September 30, 2012). For the nine-month period ended September 30, 2012, the Company incurred costs of $2,266, including a sign on bonus of Euro 1.5 million ($1.8 million based on the Euro/U.S. Dollar exchange rate at the date that the transaction was recorded) related to this agreement.

Cardiff Tankers Inc.: Under certain charter agreements for the Company's tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, is entitled to a 1.25% commission on the charter hire agreements.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between the Company and Vivid Finance Limited ("Vivid"), a company controlled by George Economou, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and, (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid at least 30 days prior to the actual termination date.

Legal services Mr. Savvas D. Georghiades, a member of the board of directors of the Company's majority-owned subsidiary, Ocean Rig , provides legal services to certain subsidiaries through his law firm, Savvas D. Georghiades, Law Office. For the nine-month period ended September 30, 2011 and 2012, Ocean Rig paid a fee of Euro 47,390($61 based on the Euro/U.S. Dollar exchange rate as of September 30, 2012) and Euro 36,772 ($47 based on the Euro/U.S. Dollar exchange rate as of September 30, 2012). , respectively, for the legal services provided by Mr. Georghiades. Balance due to Mr. Savvas D. Georghiades as of September 30, 2012 and as of December 31, 2011 is $0.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties - continued:

Lease Agreement: The Company leases office space in Athens, Greece from a son of George Economou.

Sigma Tankers Inc. pool and Blue Fin Tankers Inc. pool: Tankers, Daytona, Belmar and Calida are employed in the Sigma Tankers Inc. pool ("Sigma") while tanker Saga was employed in Sigma pool until April 26, 2012. Tankers Vilamoura, Petalidi and Lipari are employed in the Blue Fin Tankers Inc. pool ("Blue Fin"). The Sigma and Blue Fin pools are spot market pools managed by Heidmar Inc. George Economou is a member of the Board of Directors of Heidmar Inc.

Steel Wheel Investments Limited: Under an agreement between OceanFreight and Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the OceanFreight's former Chief Executive Officer, Antony Kandylidis, Steel Wheel provided consulting services to OceanFreight in connection with the duties of OceanFreight's Chief Executive Officer for an annual fee plus a discretionary cash bonus, had been approved by the Compensation Committee of OceanFreight. Such fees and bonuses for the period  from August 24, 2011 to September 30, 2011 amounted to Euro  75,000 ($96 based on the Euro/U.S. Dollar exchange rate at September 30, 2012).

4. Other current assets

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2011	September 30, 2012
Inventories	$15,681	$20,842
Deferred mobilization expenses	38,052	43,407
Prepayments and advances	15,750	20,085
Swap cash collateral	-	5,000
Other	10,569	13,225
Balance at end of year/period	$80,052	$102,559

5. Advances for vessels and Drillships under Construction and Acquisitions:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2011.

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Balance at December 31, 2011	$1,027,889
Advances for vessels/drillships under construction and related costs	328,285
Vessels/drillships delivered	(330,654)
Balance at September 30, 2012	$1,025,520

 On January 3, 2012, April 25, 2012 and May 31, 2012, the Company took delivery of its newbuilding tankers Calida, Lipari and Petalidi, respectively, while the vessels Woolloomooloo, Raraka and Fakarava were delivered on February 6, 2012, March 2, 2012 and September 10, 2012, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Vessels, Drilling Rigs, Drillships, Machinery and Equipment:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Vessels:
	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2011	$2,364,707	$(408,437)	$1,956,270
Additions/transfers from vessels under construction	330,654	-	330,654
Vessel disposals	(132,950)	15,251	(117,699)
Depreciation	-	(81,597)	(81,597)
Balance, September 30, 2012	$2,562,411	$(474,783)	$2,087,628

On February 10, 2012, the Company concluded two Memoranda of Agreements for the sale of the vessels Avoca and Padre and on March 16, 2012, the Company concluded one Memorandum of Agreement for the sale of the vessel Positano, for a sale price of $118,000 in the aggregate. The Company did not classify the vessels Avoca,  Padre and Positano as "held for sale" in the accompanying consolidated balance sheet, as of December 31, 2011 as all criteria required for their classification as "Vessels held for sale" were not met. As of December 31, 2011, an impairment loss of $32,584 in the aggregate, was recognized, as a result of the reduction of the vessels' carrying amount to their fair value. The vessels Avoca and Padre were delivered to their new owners on February 22, 2012 and February 24, 2012, respectively, realizing a loss of $1,511. The vessel Positano was delivered to her new owners on May 4, 2012, realizing a gain of $492.

Drilling rigs, drillships, machinery and equipment:
	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	$4,942,716	$(354,800)	$4,587,916
Additions	65,851	-	65,851
Disposals	(292)	148	(144)
Depreciation	-	(167,527)	(167,527)
Balance, September 30, 2012	$5,008,275	$(522,179)	$4,486,096

As of September 30, 2012, all of the Company's operating vessels, drilling rigs and drillships, except the vessel Saldanha, have been pledged as collateral to secure bank loans (Note 8).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Other non-current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:
	December 31,	September 30,
	2011	2012
Security deposits for derivatives	$33,100	$550
Option for construction of drillships	24,756	-
Deferred mobilization expenses	24,176	55,874
Other	15,540	26,241
Balance at end of year/period	$97,572	$82,665

As of December 31, 2011, security deposits of $33,100 for the Ocean Rig Poseidon and Ocean Rig Mykonos, were recorded as "Other non-current assets" in the accompanying consolidated balance sheet. These deposits were required by the counterparty due to the market loss in the swap agreements as of December 31, 2011. Following the commencement of operations of the Ocean Rig Mykonos, these deposits were no longer required.

As of September 30, 2012, security deposits of $550 for the tankers Saga and Vilamoura, were recorded as "Other non-current assets" in the accompanying consolidated balance sheet due to the market loss in the swap agreements as of September 30, 2012.

On November 22, 2010, the Company, entered into an option contract with Samsung for the construction of up to four ultra-deepwater drillships, which will be "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and the Ocean Rig Mykonos, with certain upgrades to vessel design and specifications. The option agreement was novated by the Company to Ocean Rig on December 30, 2010. On May 16, 2011, Ocean Rig entered into an addendum to the option contract for the construction of up to two additional drillships with the same contract terms, conditions and specifications as the four optional drillships under the original agreement and extended the date to exercise the remaining options from November 22, 2011 to January 31, 2012. In 2012, Ocean Rig entered into additional addenda to the option contract with Samsung to further extend the date by which Ocean Rig must exercise the remaining options under the contract to March 31, 2013.

On September 20, 2012, Ocean Rig exercised an option for the construction of a 7th generation drillship at Samsung Heavy Industries Co Ltd. ("Samsung") and as a result the slot reservation fee for the option exercised amounting to $24,756 was transferred from "Other non-current assets" to "Advances for vessels and drillships under construction". In addition, the Company paid an installment of $7,500 in relation to this shipbuilding contract.

The Company has exercised four of the six options under the agreement and, as a result, has entered into shipbuilding contracts for four seventh generation, ultra-deepwater drillships with deliveries scheduled in July 2013, October 2013, November 2013 and January 2015, respectively. Drillship deliveries of the two remaining optional drillships, if exercised, are at the reasonable discretion of Samsung, with the earliest available date based on Samsung's construction schedule.

8. Long-term debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2011	September 30, 2012
5% Convertible Senior Unsecured Notes	$700,000	$700,000
9.5% Ocean Rig Senior Unsecured Notes	500,000	500,000
6.5% Drill Rigs Senior Secured Notes	-	800,000
Loan Facilities - Drybulk Segment	841,453	748,992
Loan Facilities - Tanker Segment	130,048	229,400
Loan Facilities - Drilling Segment	2,279,167	1,651,667
Less: Deferred financing costs	(192,183)	(176,540)
Less: Dryships participation in Ocean Rig Senior Notes	(18,000)	-
Add: Valuation of Dryships participation in Ocean Rig Senior Notes	1,350	-
Total debt	4,241,835	4,453,519
Less: Current portion	(429,149)	(374,634)
Long-term portion	$3,812,686	$4,078,885

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

 8. Long-term debt - continued:

Convertible Senior Notes and Related Borrow Facility

In conjunction with the Company's public offering of an aggregate of $460,000 and $240,000 aggregate principal amount of 5% Convertible unsecured Senior Notes (the "Notes") in November 2009 and April 2010, respectively (collectively, the "Notes"), the Company entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 36,100,000 shares of the Company's common stock. Under the share lending agreements, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares. During 2011 and 2012, the share borrower returned 1,000,000 and 10,000,000, respectively, of the above loaned shares to the Company, which were not retired and are included as treasury stock in the accompanying balance sheets as of December 31, 2011 and September 30, 2012.

The fair value of the outstanding loaned shares as of December 31, 2011 and September 30, 2012, was $70,200 and $58,734, respectively. On the day of the Notes issuance the fair value of the share lending agreements was determined to be $14,476, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement during the nine-month periods ended September 30, 2011 and 2012 was $2,225 and $2,233, respectively, and is included in "Interest and finance costs." The unamortized balance as of December 31, 2011 and September 30, 2012, was $8,690 and $6,457, respectively.

Effective September 19, 2011, the applicable conversion price of the Notes changed to $6.9 per share. The previous conversion price of $7.19 per share was adjusted downward in connection with the Company's partial spin off of Ocean Rig common stock held by the Company. Since the Company's stock price was below the Notes conversion price of $6.9 as of September 30, 2012, the if-converted value did not exceed the principal amount of the Notes.

The total interest expense related to the Notes in the Company's unaudited interim condensed consolidated statement of operations for the nine-month periods ended September 30, 2011 and 2012, was $51,360 and $54,885, respectively, of which $25,110 and $28,635, respectively are non-cash amortization of the discount on the liability component and $26,250 and $26,250, respectively, are the contractual interest paid semi-annually at a coupon rate of 5% per year. At December 31, 2011 and September 30, 2012, the net carrying amount of the liability component and unamortized discount were $572,113 and $600,748, respectively, and $127,887 and $99,252, respectively.

The Company's interest expense associated with the $460,000 aggregate principal amount and $240,000 aggregate principal amount of Notes is accretive based on an effective interest rate of 12% and 14%, respectively.

Ocean Rig's 9.5% senior unsecured notes due 2016

On April 27, 2011, Ocean Rig issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "OCR UDW Notes") offered in a private placement, resulting in net proceeds of approximately $487.5 million. The OCR UDW Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of the Ocean Rig's existing and future unsecured senior indebtedness.

The OCR UDW Notes are not guaranteed by any of the Company's subsidiaries.  Upon a change of control, which occurs if 50% or more of Ocean Rig's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require Ocean Rig to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. As of September 30, 2012, Ocean Rig was in compliance with the agreement's financial covenants.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term debt - continued:

The total interest expense and debt amortization cost related to the OCR UDW Notes in the accompanying unaudited interim condensed consolidated statements of operations for the nine-month periods ended September 30, 2011 and 2012, was $21,221 and $37,239, respectively. The contractual semi-annual coupon interest rate is 9.5%.

On April 26, 2011, DryShips agreed to purchase from three unaffiliated companies OCR UDW Notes in the total aggregate principal amount of $75,000. During the period from May 19, 2011 to July 27, 2011, the Company sold to third parties these senior unsecured notes with a notional amount of $57,000 resulting in a gain of $1,406. The remaining $18,000 of senior unsecured notes were also sold, during the period from March 15, 2012 to March 30, 2012, to third parties with a notional amount of $18,000 resulting in a gain of $709.

Ocean Rig's 6.5% senior secured notes due 2017
On September 20, 2012,  Ocean Rig's wholly owned subsidiary Drill Rigs Holdings Inc. ("the Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Notes") offered in a private offering, resulting in net proceeds of approximately $781,965. Ocean Rig used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as at September 20, 2012. The Drill Rigs Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Drill Rigs Notes are fully and unconditionally guaranteed by Ocean Rig and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with Ocean Rig, the "Guarantors").

Upon a change of control, which occurs if 50% or more of Ocean Rig's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, all or a portion of the notes, at one time or from time to time at 103.25% (from October 1, 2012 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

The Drill Rigs Notes and the Drill Rigs Notes guarantees are secured, on a first priority basis, by a security interest in the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and certain other assets of the Issuer and the Issuer Subsidiary Guarantors, and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions.

The total interest expense and debt amortization cost related to the Drill Rigs Notes in the Company's unaudited interim condensed consolidated statement of operations for the nine-month period ended September 30, 2012, was $1,662. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Notes.

Term bank loans and credit facilities

The Company's bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between January 2015 and September 2024. Interest rates on the outstanding loans as at September 30, 2012 are based on LIBOR plus a margin, except for an amount of $472,222 from the Loan facilities which are based on a fixed interest rate.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term debt - continued:

On January 4, 2012, the Company entered into a supplemental agreement for the term bank loan dated July 23, 2008 and the vessel Woolloomooloo was pledged as collateral to secure the bank loan.

On February 9, 2012, the Company entered into two supplemental agreements for the facility dated March 31, 2006 for a shortfall in the security cover ratio and pledged 10,000,000 of its shares of Ocean Rig as additional security. The share pledge expired on March 31, 2012.

On February 14, 2012, the Company entered into a secured credit facility of up to $122,580 to partially finance the acquisition cost of vessel Fakarava and construction costs relating to two of its Very Large Ore Carriers ("VLOCs") under construction, which are scheduled for delivery in October 2012 and January 2013. The facility bears interest at LIBOR plus a margin and is repayable in forty eight installments. The facility is secured with guarantees from Cardiff and the Company. The Company has drawn down an amount of $38,000 related to the vessel Fakarava.

On March 19, 2012, the Company entered into a loan facility of up to $87,654 to partially finance the acquisition cost of vessel Raraka and the newbuildings H1241 and H1242. The loan bears interest at LIBOR plus a margin and is repayable in thirty-two quarterly installments plus a balloon payment payable with the last installment. The Company has drawn down an amount of $19,065 related to the vessel Raraka.

On May 9, 2012, Ocean Rig signed an amendment under its $800,000 secured term loan agreement with Nordea Finland Plc. to, among other things, terminate the guarantee by DryShips and remove the related covenants and the cross-acceleration provisions relating to the DryShips' indebtedness for its drybulk carrier and tanker fleet and Ocean Rig's indebtedness under its other credit facilities. As a result of the amendment, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet or a default by Ocean Rig under one of its other credit facilities and the acceleration of the related debt will no longer result in a cross-default under the $800,000 secured term loan agreement that would provide the lenders with the right to accelerate the outstanding debt under the loan agreement. In addition, under the terms of the loan agreement, as amended, (i) Ocean Rig is permitted to buy back its own common shares; (ii) Drillships Holdings Inc., is able to pay dividends to Ocean Rig as its shareholder; and (iii) Ocean Rig is permitted to pay dividends, make distributions and effect redemptions or returns of share capital in an amount of up to 50% of net income, provided it maintains minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash and provide evidence to the lenders through cash flow forecasts that Ocean Rig will maintain such level for the next 12 months following the date of the dividend, distribution or redemption or return of share capital. The amendment also provides for a reduction in the amount of minimum free cash required to be maintained by Drillships Holdings Inc. from $75,000 to $50,000. Under the original agreement, Ocean Rig is also required to maintain minimum free cash of $100,000.

On May 14, 2012, Ocean Rig signed amendments to its two $495,000 credit facilities with Deutsche Bank Luxembourg S.A. as agent (the "Deutsche Bank Credit Facilities") to, among other things, remove the payment guarantee of DryShips, subject to reinstatement as discussed below and remove the financial covenants for DryShips and the cross-default provision relating to the DryShips' outstanding indebtedness for its drybulk carrier and tanker fleet. As a result of the amendments, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet will not result in a cross-default under the Deutsche Bank Credit Facilities that would provide Ocean Rig's lenders thereunder with the right to accelerate Ocean Rig's outstanding debt under these facilities.

In addition, the amendments also removed the automatic prepayment mechanism under the Deutsche Bank Credit Facilities. Ocean Rig is also required to increase its debt service reserve account by an aggregate amount of $57,000 beginning September 2014. Furthermore, under the amended Deutsche Bank Credit Facilities, Ocean Rig is permitted to pay dividends, make distributions and effect redemptions or returns of share capital in an amount of up to 50% of net income, provided it maintains minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash and provide evidence to the lenders through cash flow forecasts that Ocean Rig will maintain such level for the next 12 months following the date of the dividend, distribution or redemption or return of share capital. Under the terms of the amended Deutsche Bank Credit Facilities, in the event of a breach by Ocean Rig of the financial covenants contained in its guarantees, the unconditional and irrevocable payment guarantees of DryShips will be reinstated; pursuant to which DryShips will be obligated to pay, upon demand by the lenders, any amount outstanding under the loans upon a failure by Ocean Rig to pay such amount.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term debt - continued:

In addition, DryShips will be required to indemnify the lenders in respect of any losses they incur in respect of any amounts due under the loans that are not recoverable from DryShips under the guarantees and that Ocean Rig fails to pay. The amount payable by DryShips under the guarantees will be limited to $214,000 with respect to the facility for the Ocean Rig Poseidon and $225,000 with respect to the facility for the Ocean Rig Mykonos, in each case plus any other amounts that become payable in connection therewith under the guarantees. The guarantees do not include any financial covenants applicable to DryShips or cross-default provisions in relation to DryShips' indebtedness for its drybulk carrier and tanker fleet.

On May 18, 2012, Ocean Rig signed an amendment under its $1,040,000 credit facility with DNB Bank ASA as agent, to amend the facility to, among other things, remove the cross-acceleration clause relating to DryShips' indebtedness for its drybulk carrier and tanker fleet. As a result of the amendment, a default by DryShips under one of its loan agreements for its drybulk carrier and tanker fleet and the acceleration of the related debt would not result in a cross-default under the $1,040,000 credit facility that would provide the lenders with the right to accelerate the outstanding debt under the facility. Under the terms of the facility, as amended, the cross acceleration relating to the DryShips' outstanding indebtedness for its drybulk carrier and tanker fleet was replaced with a cross acceleration relating to the outstanding indebtedness of Ocean Rig, which provided a guarantee under the facility. Furthermore, under the amended credit facility, Drill Rigs Holdings Inc. was restricted from paying or declaring a dividend without the prior written consent of the lenders if the employment contract for the Leiv Eiriksson with the consortium coordinated by Rig Management Norway had expired or had been terminated, cancelled or rescinded until it had been replaced to the satisfaction of the majority of the lenders. The loan has been fully repaid from the proceeds of the offering of the Drill Rigs Notes as discussed above.

On August 31, 2012, the Company entered into a supplemental agreement relating to the term bank loan dated July 23, 2008, for a shortfall in the security cover ratio and made a prepayment of $9,125.

On September 27, 2012, the Company entered into two supplemental agreements relating to the credit facility dated March 31, 2006, to cure a shortfall in the security cover ratio and pledged 7,800,000 of its shares of Ocean Rig as additional security. The share pledge expires on June 30, 2013.

The aggregate available undrawn amounts under the Company's credit facilities at December 31, 2011 and September 30, 2012, were $109,037 and $148,883, respectively. The Company is required to pay a quarterly commitment fee of 1.08% as of December 31, 2011 and a quarterly commitment fee ranging from 0.25% to 1.14%, as of September 30, 2012, per annum on its undrawn portions of the lines of credit.

The weighted-average interest rates on the above outstanding debt were: 5.37% for the nine-month period ended September 30, 2011 and 6.02% for the nine-month period ended September 30, 2012.

The above loans are secured by first priority mortgages over the vessels, drilling rigs and drillships, corporate guarantees and first assignments of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in the management and ownership of the vessels, additional indebtedness and mortgaging of vessels and changes in the general nature of the Company's business. In addition, some of the vessel owning companies are not permitted to pay any dividends to DryShips nor is DryShips permitted to pay dividends to its shareholders without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit the Dryships' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

As of September 30, 2012, the Company was in compliance with its financial covenants or had the ability to remedy breaches of the financial covenants contained in its credit facilities. As of September 30, 2012, the Company was not in compliance with certain loan-to-value ratios contained in certain of its original loan agreements under which a total of $157,334 was outstanding as of that date. These loan-to-value ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, loan-to-value shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall. As a result, the Company calculated the amount of the shortfall that may be requested by its lenders as a prepayment to satisfy the loan-to-value ratio to be $77,176, as of September 30, 2012, which is classified, together with the scheduled loan repayments under current liabilities in the accompanying consolidated balance sheet as of September 30, 2012.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term debt - continued:

Total interest incurred on long-term debt and amortization of debt issuance costs, including capitalized interest, for the nine-months ended September 30, 2011 and 2012, amounted to $125,703, and $162,949, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.

The annual principal payments required to be made after September 30, 2012, including balloon payments, totaling $4,630,059 due through September 2024, are as follows:

September 30, 2013	$383,961
September 30, 2014	303,667
September 30, 2015	1,007,920
September 30, 2016	1,448,309
September 30, 2017 and thereafter	1,486,202
Total principal payments	4,630,059
Less: Financing fees and equity component of notes	(176,540)
Total debt	$4,453,519

9. Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheet at each period end. Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statement of Financial Position:

		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2011 Fair value	September 30, 2012 Fair value	Balance Sheet Location	December 31, 2011 Fair value	September 30, 2012 Fair value
Interest rate swaps	Financial instruments current assets	$-	$4,505	Financial instruments-current liabilities	$100,104	$102,236
Interest rate swaps	Financial instruments-non current assets	-	-	Financial instruments- non current liabilities	102,346	75,949
Total derivatives not designated as hedging instruments		$-	$4,505		$202,450	$178,185
Total derivatives		$-	$4,505	Total derivatives	$202,450	$178,185

During the nine-month periods ended September 30, 2011 and 2012, the losses transferred from accumulated other comprehensive loss to the unaudited interim condensed consolidated statements of operations were $10,046, and $23,315, respectively. Included in the $23,315 is an amount of $13,088 that was transferred to the unaudited interim condensed consolidated statements of operations immediately as a result of the early loan repayment of $1,040,000 credit facility, discussed in note 8, which ended the forecasted transaction. The estimated net amount of existing losses at September 30, 2012, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $548.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Financial Instruments and Fair Value Measurements - continued:

The effects of derivative instruments not designated or qualifying as hedging instruments in the unaudited interim condensed consolidated statements of operations are as follows:
		Amount of Gain/(Loss)
		Nine-month period ended September 30,
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	2011	2012
Interest rate swaps	Loss on interest rate swaps	$(71,242)	$(49,491)
Forward freight agreements	Other, net	1,016	-
Foreign currency forward contracts	Other, net	(1,439)	-
Total		$(71,665)	$(49,491)

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statements of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities.

As of September 30, 2012, the Company had outstanding 38 interest rate swap, cap and floor agreements of $3.8 billion notional amount, maturing from March 2013 through November 2017.

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The Convertible Senior Notes, the OCR UDW Notes and the Drill Rigs Notes, have a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The fair value of the loan that has a fixed rate, is estimated through Level 2 of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above Convertible Senior Notes, OCR UDW Notes, Drill Rigs Notes and loans at September 30, 2012, is approximately $575,750, $515,000, $798,504 and $528,943, respectively, compared to a carrying amount net of financing fees of $589,469, $491,180, $780,415 and $464,232, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Financial Instruments and Fair Value Measurements - continued:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	September 30, 2012	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps – asset position	$4,505	$-	$4,505	$-
Interest rate swaps - liability position	$(178,185)	$-	$(178,185)	$-
Total	$(173,680)	$-	$(173,680)	$-

10. Common Stock and Additional Paid-in Capital:

Net Income Attributable to Dryships Inc. and Transfers to the Non controlling Interest:

The following table represents the effects of any changes in DryShips Inc. ownership interest in a subsidiary on the equity attributable to the shareholders of DryShips Inc.
	Nine-month period ended September 30,
	2011	2012

Net loss attributable to DryShips Inc.	$(63,299)	$(116,928)
Transfers to the non controlling interest:
Decrease in Dryships Inc. equity for reduction in subsidiary ownership	(5,192)	(81,760)
Net transfers to the non controlling interest	(5,192)	(81,760)
Net loss attributable to DryShips Inc. and transfers to the non controlling interest	$(68,491)	$(198,688)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Common Stock and Additional Paid-in Capital - continued:

Treasury stock

During September 2011 and April 2012, the share borrower described in Note 8 returned to the Company an aggregate of 11,000,000 loaned shares of the Company's common stock, which were not retired and are held as treasury stock.

Repurchase program

On December 6, 2011, Ocean Rig announced that its Board of Directors had approved a repurchase program for up to a total of $500,000 of its common shares and 9.5% senior unsecured notes due 2016 (Note 8). Ocean Rig's common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013. As of September 30, 2012, Ocean Rig had not purchased any common shares or unsecured notes under the program described above.

Sale of Ocean Rig shares

On April 17, 2012, the Company completed a public offering of an aggregate of 11,500,000 common shares of Ocean Rig owned by DryShips. The Company received approximately $180,485 of net proceeds from the public offering. The net assets of Ocean Rig as of April 17, 2012 amounted to $3,003,954. At the date of the transaction, the carrying amounts of Ocean Rig's assets and liabilities did not require fair value adjustments. The difference between the net consideration received and the amount attributed to the non controlling interests which amounted to $81,760 was recognized in equity attributable to the controlling interest.

11. Equity incentive plan:

Dryships Inc.

On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under the Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010, the Company's Board of Directors amended the Plan to provide that a total of 21,834,055 common shares be reserved for issuance under the Plan.

On January 25, 2010, 4,500,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of George Economou for Chief Executive Officer services rendered during 2009. The shares vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011, respectively; and 1,500,000 shares to vest on December 31, 2012. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $6.05 per share. As of September 30, 2012, 3,000,000 of these shares have vested.

On January 12, 2011, 9,000,000 shares of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of George Economou for Chief Executive Officer services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares vesting on the grant date and 1,000,000 shares vesting annually on December 31, 2011 through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share. As of September 30, 2012, 2,000,000 of these shares have vested.

On February 4, 2011, 15,000 shares of non-vested common stock out of the 21,834,055 shares reserved under the Plan were granted to an executive of the Company. The shares vest on a pro-rata basis over a period of three years from the date of the non-vested stock award agreement. The fair value of each share, on the grant date, was $5.01. As of September 30, 2012, 5,000 of these shares have vested.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Equity incentive plan - continued:

A summary of the status of the Company's non-vested shares as of December 31, 2011 and movement during the nine-month period ended September 30, 2012, is presented below.

	Number of Non- vested shares	Weighted average grant date fair value per non-vested shares
Balance as at January 1, 2012	8,510,150	$5.60
Vested	(150)	33.59
Balance September 30, 2012	8,510,000	$5.60

 No shares were forfeited during 2012.

As of December 31, 2011 and September 30, 2012, there was $32,413 and $22,915, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of seven years. The amounts of $21,150 and $9,498 are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations for the nine-month periods ended September 30, 2011 and 2012, respectively. The total fair value of shares vested during the nine-month periods ended September 30, 2011 and 2012, was $5,645 and $0.3, respectively.

Ocean Rig UDW Inc.

On February 14, 2012, Ocean Rig's Compensation Committee approved the grant of 112,950 shares of non-vested common stock to officers and key employees of Ocean Rig's subsidiary, Ocean Rig AS, as a bonus for their services rendered during 2011. The shares vest over a period of three years, one third on each of December 31, 2012, 2013 and 2014. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $16.50 per share.

On March 21, 2012, Ocean Rig's Board of Directors approved the 2012 Equity Incentive Plan (the "OCR Plan") and reserved a total of 2,000,000 common shares. Under the OCR Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 15, 2012, Ocean Rig's Compensation Committee approved the grant of: a) 4,500 shares of non-vested common stock to an officer as an additional bonus for his services rendered during 2011 and b) 28,200 shares to new recruited employees as a sign-up stock bonus. The shares vest over a period of three years, one third on each of December 31, 2012, 2013 and 2014. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $15.92 per share.

As of September 30, 2012, none of these shares have vested, while 7,950 shares were forfeited due to employees' resignations.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Equity incentive plan - continued:

A summary of the status of Ocean Rig's non vested shares as of September 30, 2012 and movement during the nine-month period then ended, is presented below.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2012	-	$-
Granted	145,650	16.37
Forfeited	(7,950)	16.50
Balance September 30, 2012	137,700	$16.36

As of September 30, 2012, there was $1,353 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by Ocean Rig. That cost is expected to be recognized over a period of three years. An amount of $900 represents the stock based compensation expense for the period and is recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statement of operations for the nine-month period ended September 30, 2012.

12. Commitment and contingencies:

12.1 Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling business.

The Company has obtained hull and machinery insurance for the assessed market value of the Company's fleet and protection and indemnity insurance. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one, but is effective after 45 days' off-hire for the rigs and drillships. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company's results of operations and financial condition. The insurance covers approximately one year for the loss of hire. During the first nine-months of 2012, the Ocean Rig Corcovado incurred off-hire which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the nine-month period ended September 30, 2012.

As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

In November 2008, Annapolis Shipping Company Limited of Malta, a subsidiary of the Company and seller of the vessel Lacerta to China National Machinery Import & Export Corporation on behalf of Qingdao Shunhe Shipping Co. Ltd of China (the "Buyers"), commenced arbitration proceedings against the Buyers because they failed to comply with their obligations under the memorandum of agreement and to take delivery of the vessel. The buyers responded by raising the issue of change of place of delivery. On December 2, 2011, the parties entered into a settlement agreement for the full and final settlement of all disputes relating to the relevant memorandum of agreement, pursuant to the terms of which, the case was fully settled.

On July 17, 2008, the Company entered into an agreement to sell the vessel Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation ("Samsun") for the price of approximately $63.4 million. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36.0 million. As part of the agreement, the buyers released the deposit of $6.3 million to the Company immediately and were required to make a new deposit of $1.5 million towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1.5 million. In February 2009, Samsun was placed in corporate rehabilitation. In February 2010, Samsun's plan of reorganization was approved by its creditors. As part of this plan, the Company will recover a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company's financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Commitment and contingencies - continued:

On March 5, 2009, a complaint against certain of the Company's current and former directors was filed in the High Court of the Republic of the Marshall Islands, captioned Rosenquist v. Economou, et al. (Case No. 2009-056). The Rosenquist complaint, which was amended on August 14, 2009, sought an unspecified amount of damages and alleged that the defendants had breached certain fiduciary duties owed to the Company in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint also sought the disgorgement of all payments made in connection with the termination of these acquisitions. The High Court dismissed the case in February 2010. The plaintiff appealed and on October 5, 2011 the Supreme Court affirmed dismissal. On December 7, 2011, the plaintiff sent a letter requesting the Company's board to take certain action with respect to the allegations in his former complaint. On January 5, 2012, the board established a Special Committee consisting of five disinterested directors to investigate the plaintiff's request. No decision has yet been reached as the relevant investigation is currently underway.

A securities class action lawsuit captioned Khan et al. v. DryShips Inc., et al., was brought on November 25, 2011, in the United States District Court for the Eastern District of Missouri (Case No. 4:11-cv-02056). The complaint was amended on December 16, 2011. It is brought by two shareholders (purporting to represent a class of plaintiffs and seeking certification as class representatives) against the Company and several of its officers and directors, as well as against Deutsche Bank AG and Merrill Lynch & Co., Inc., in their capacities as underwriters of certain of the Company's equity offerings. The amended complaint alleges violations of certain provisions of the Exchange Act and the regulations there under in connection with a number of publicly issued statements made by the Company (alleged to be false and misleading) and breaches of fiduciary duties owed to the Company in connection therewith. The amended complaint has not yet been served on the Company. On April 17, 2012, the District Court sua sponte ordered Plaintiffs to show cause why the amended complaint should not be dismissed for failure to serve. Plaintiffs responded and on May 10, 2012, the Court granted extended Plaintiffs' time to serve the amended complaint through November 15, 2012, which was filed on May 22, 2012. The defendants never responded to this complaint, and the Plaintiffs filed a Notice of Voluntary Dismissal, without prejudice of their claims against the Defendants on June 25, 2012. An order of dismissal was signed on July 2, 2012. The matter is deemed closed.

A securities class action captioned Rabbani et al. v. DryShips Inc., et al., was brought on January 24, 2012, in the United States District Court for the Eastern District of Missouri (Case No. 4:12-cv-00130). It is similar to the Khan action, described above. Plaintiffs again substantively purport to represent a class of shareholders and seek certification as class representatives. The complaint was served on January 23, 2012, on the Company's registered office in Majuro, Marshall Islands. An amended complaint was filed on May 16, 2012. The defendants in June 2012 filed a Joint Memorandum in support of a motion to dismiss this lawsuit on grounds that it does not meet mandatory requirements of applicable U.S. laws. By memorandum and order dated November 6, 2012, the District Court granted defendant's motion and dismissed Plaintiffs' amended complaint.

The defendants believe that these complaints are without merit and intend to defend the lawsuits vigorously, when appropriate.

On May 3, 2010, the vessel Capitola was detained by the United States Coast Guard at the Port of Baltimore, Maryland. The alleged deficiencies involved in the detention related to a suspected by-pass of the vessel's oily water separating equipment and related vessel records. The relevant vessel-owning subsidiary of the Company and Cardiff posted security in the amount of $1.5 million for release of the vessel from detention. During 2011, the U.S. District Court in Maryland resolved a case in which Cardiff, the former manager of the Capitola entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. Cardiff's plea agreement with the U.S. Department of Justice involved the failure to record certain discharges of oily water and oil residues in the ship's Oil Record Book. The court ordered Cardiff to pay a fine and to implement an Environmental Compliance Plan ("ECP"). It has been agreed that DryShips' current vessel manager, TMS Bulkers, will carry out the ECP for DryShips's vessels. The ECP will strengthen the commitment of TMS Bulkers to environmental compliance in every phase of its operation, including the operation of the DryShips' vessels. The court applied a fine of approximately $2.4 million part of which, amounting to approximately $2.0 million, was reimbursed by the Company to Cardiff.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Commitment and contingencies - continued:

The Company's drilling rig the Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Ocean Rig's manager in Angola during this period made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to settle this claim for an amount of $6.1 million which was paid by the Company's relevant subsidiary on May 24, 2012, to the claimant, in full and final settlement of the London Court Proceedings. The Company recorded a charge of $6.1 million during the nine-month period ended September 30, 2012, which is included in "Legal settlements and other, net" in the unaudited interim condensed consolidated statements of operations.

The vessels Capri, Capitola and Samatan, were on long-term time charters to KLC, pursuant to charterparties dated May 6, 2008, March 3, 2008 and March 3, 2008 (the "Original Charterparties") per each vessel, respectively. On January 25, 2011, KLC filed with the 4th Bankruptcy Division of the Seoul Central District Court (the "Seoul Court") an application for rehabilitation pursuant to the Debtor Rehabilitation & Bankruptcy Act. On February 15, 2011, KLC's application was approved by the Seoul Court and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011, the shipowning companies' Original Charterparties with KLC were terminated by the Joint Receivers and the shipowning companies entered into New Charterparties with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011, the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the Original Charterparties and (ii) damages and loss caused by the early termination of the Original Charterparties.

On October 13, 2011, a putative shareholder class action lawsuit entitled Litwin v. OceanFreight, Inc. et. al. was filed in the United States District Court for the Southern District of New York (Case No. 11-cv-7218), against OceanFreight, the Company, Ocean Rig, Pelican Stockholdings Inc. ("Pelican") and the directors of OceanFreight (collectively, the "Defendants"). The plaintiff alleged violations of Commission proxy rules and breach of fiduciary duties by the directors of the OceanFreight, purportedly aided and abetted by the other Defendants, in connection with OceanFreight's agreement to merge with Pelican, a wholly-owned subsidiary of DryShips. The complaint set out various alternatives remedies, including an injunction barring the merger, rescission, and /or actual and punitive damages. The plaintiff made a motion for a temporary restraining order and preliminary injunction to delay the merger, which was denied on November 2, 2011. On or about January 10, 2012, the plaintiff filed a formal Notice of Voluntary Dismissal of her action on this matter. The case is closed.

12.2 Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of September 30, 2012:

Obligations:	Total	1st year	2nd year	3rd year
Vessels shipbuilding contracts	$653,315	$470,615	$158,900	$23,800
Drillship shipbuilding contracts	1,687,327	569,009	731,218	387,100
Total obligations	$2,340,642	$1,039,624	$890,118	$410,900

12.3 Contractual charter and drilling revenue

Future minimum contractual charter and drilling revenue, based on vessels and drilling units committed to non-cancelable, long-term time charter and drilling contracts as of September 30, 2012, amount to $1,112,853 for the twelve months ending September 30, 2013, $1,060,117 for the twelve months ending September 30, 2014, $863,054 for the twelve months ending September 30, 2015, $323,662 for the twelve months ending September 30, 2016 and $115,476 for the twelve months ending September 30, 2017 and thereafter. These amounts do not include any assumed off-hire.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Commitment and contingencies - continued:

12.4 Rental payments

The Company leases office space in Athens, Greece, from a son of George Economou. As of September 30, 2012, the future obligations amount to $31 for the twelve months ending September 30, 2013, 2014 and 2015 and $15 for the twelve months ending September 30, 2016. The contract expires in 2016.

The Company's majority-owned subsidiary, Ocean Rig, entered into two three-year office lease agreements, which commenced on September 1, 2011 and October 1, 2011, respectively. These leases include an option for an additional two and three-year term, which must be exercised at least six months prior to the end of the term of the contracts, which expire in September 2014 and October 2014, respectively. Ocean Rig also entered into a three-year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010 and expires in 2014. The lease agreements relating to office space are considered to be operating lease contracts. As of September 30, 2012, the future obligations amount to $1,307 for the twelve months ending September 30, 2013 and $1,270 for the twelve months ending September 30, 2014. The contracts expire in 2014.

13. Accumulated other comprehensive loss:

The amounts in the accompanying balance sheets are analyzed as follows:

	December 31, 2011			September 30, 2012
	Attributable to Dryships Inc.	Attributable to non controlling interest	Total	Attributable to Dryships Inc	Attributable to non controlling interest	Total
Cash flows hedges unrealized loss	$(16,921)	(5,983)	$(22,904)	$-	-	$-
Cash flows hedges realized loss	(11,893)	(4,204)	(16,097)	(10,220)	(5,466)	(15,686)
Senior notes unrealized loss	(1,350)	-	(1,350)	-	-	-
Actuarial pension gain	1,554	550	2,104	1,010	541	1,551
Total	$(28,610)	(9,637)	$(38,247)	$(9,210)	(4,925)	$(14,135)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Nine-month period ended September 30,
	2011	2012
Interest incurred on long-term debt	$107,132	$149,812
Amortization and write-off of financing fees	18,571	13,137
Amortization of convertible notes discount	25,110	28,635
Amortization of share lending agreement-note issuance costs	2,225	2,233
Other	5,814	3,605
Capitalized interest	(61,695)	(41,791)
Total	$97,157	$155,631

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Segment information:

The Company has three reportable segments from which it derives its revenues: Drybulk, Tanker and Drilling segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of drybulk cargoes through ownership and trading of vessels. The Drilling business segment consists of trading of the drilling rigs and drillships through ownership and trading of such drilling rigs and drillships. The Tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes.

The table below presents information about the Company's reportable segments as of and for the nine-month periods ended September 30, 2011 and 2012.

The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

The Company measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:

	Drybulk Segment		Tanker Segment		Drilling Rigs Segment		Total
	Nine-month period ended September 30,		Nine-month period ended September 30,		Nine-month period ended September 30,		Nine-month period ended September 30,
	2011	2012	2011	2012	2011	2012	2011	2012
Revenues from external customers	$278,741	$186,388	$8,748	$28,733	$461,991	$712,152	$749,480	$927,273
Income tax expense	-		-		(17,556)	(32,603)	(17,556)	(32,603)
Net income/(loss)	(108,622)	(70,564)	$(1,801)	(4,787)	60,935	(58,784)	(49,488)	(134,135)

	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012
Total assets	2,124,848	$2,146,541	$430,195	$563,594	$6,066,646	$6,298,844	$8,621,689	$9,008,979

The Company's vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impractical by management.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16. Loss per share:

The Company calculates basic and diluted loss per share as follows:

	Nine-month period ended September 30,
	2011			2012
	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net loss attributable to DryShips Inc	$(63,299)	-	-	$(116,928)	-	-
Less: Series A Convertible Preferred stock dividends	(4,466)	-	-	-	-	-
Basic and diluted LPS
Loss attributable to common stockholders	$(67,765)	348,286,721	$(0.19)	$(116,928)	380,152,244	(0.31)

For the nine-month period ended September 30, 2011, Series A Convertible Preferred Stock and non-vested, participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive. No Series A convertible Preferred Stock existed as of December 31, 2011 and September 30, 2012.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share. Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the nine-month period ended September 30, 2011 and 2012, due to the losses in 2011 and 2012.

The warrants were not included in the computation of diluted earnings per share because the effect is anti-dilutive for the nine-month period ended September 30, 2011 and 2012, since they are out-of-the-money.

In relation to the Convertible Senior Notes due in fiscal year 2014 (Note 8), upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock. The Company has elected on conversion, any amount due up to the principal portion of the Convertible Senior Notes to be paid in cash, with the remainder, if any, settled in shares of Class A common shares. Based on this presumption and in accordance with ASC 260 "Earnings per Share", any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted earnings per share presented above. None of the shares were dilutive since the average share price for the period the Convertible Senior Notes were issued until September 30, 2011 and 2012, did not exceed the conversion price. The 26,100,000 loaned shares of common stock issued during 2009 and the 10,000,000 issued during 2010 are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement. During 2011 and 2012, the share borrower returned 1,000,000 and 10,000,000, respectively of the above loaned shares to the Company, which were not retired and are held as treasury stock.

17. Non controlling interests:

The following table represents the changes in DryShips Inc. non controlling interests:

	Nine-month Period Ended September 30,
	2011	2012

Balance at the beginning of the period	$643,702	$793,334
Net income/(loss) for the period	13,811	(17,207)
Sale of subsidiary shares to non controlling interests (Note 10)	87,014	262,245
Amortization of stock based compensation	-	295
Other comprehensive income	2,114	7,581
Balance at the end of the period	746,641	1,046,248

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18.  Income taxes

Neither the Marshall Islands nor Malta imposes a tax on international shipping income earned by a "non-resident" corporation thereof. Under the laws of the Marshall Islands and Malta, the countries in which the Company and the vessels owned by subsidiaries of the Company are registered and the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying consolidated statements of operations.

The Marshall Islands and Malta, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S.-source shipping income if they satisfy the 50% Ownership Test.

The Company believes that each of the Company's Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig operates have taxation regimes with varying nominal rates or no system of corporate taxation, as well different deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

19. Subsequent Events:

19.1 On October 24, 2012, the Company entered into a secured credit facility of up to $107,669 to partially finance the construction costs relating to the newbuilding tankers Alicante, Mareta and Bordeira which are scheduled for delivery in November 2012 and January 2013. The facility bears interest at LIBOR plus a margin and is repayable in twelve semi-annual installments. The facility is secured with guarantee from the Company.

19.2  On November 15, 2012, Ocean Rig entered into a drilling contract for the seventh generation drillship under construction scheduled to be delivered in November 2013, the Ocean Rig Athena, with Conocophillips. The contract is for a three-year period for drilling offshore Angola, with an estimated backlog of approximately $745 million. The contract is expected to commence upon delivery of the drillship from the shipyard. Under the contract, Conocophillips has options to extend the contract for up to two years beyond the initial three-year contract period.

19.3 On November 28, 2012, Ocean Rig entered into a drilling contract for the drillship Ocean Rig Poseidon with ENI. The contract is for a three-year period for drilling offshore Angola, with an estimated backlog of approximately $780 million. The contract is expected to commence on the second quarter of 2013. Under the contract, ENI has options to extend the contract for up to two years beyond the initial three-year contract period.